Exhibit 99.1

PRESS RELEASE

AuRico Gold Receives Overwhelming Shareholder Approval For Corporate Name Change from Gammon Gold

Toronto: June 13, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico”) announced today that it has received overwhelming shareholder approval to change its corporate name from Gammon Gold Inc. to AuRico Gold Inc. (pronounced oh-REE-koh). The name change was approved at the Company’s Annual and Special Meeting of Shareholders held on June 9, 2011. The new name will be effective on June 14, 2011.

The Company’s Toronto Stock Exchange and its New York Stock Exchange ticker symbol have both changed to “AUQ” to reflect the new name, representing gold equivalent. Trading under the new ticker symbol will become effective at the opening of trading on June 14th. The Company will also launch a new website, www.auricogold.com and a new logo.

“We are gratified that our shareholders have overwhelmingly approved the name change as this provides entré into the next stage of our growth profile,” said René Marion, President and CEO of AuRico. “We are strongly positioned for continued operational excellence, growth and success. Our new name underscores our focus on increasing shareholder value as a leading intermediate gold and silver producer with three operating mines and a diversified portfolio of high quality projects.”

About AuRico Gold
AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects include the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion Project in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

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